Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Aon plc (the “Company”) pertaining to the registration of an additional 9,000,000 Class A Ordinary Shares to be issued pursuant to the Aon plc 2011 Incentive Plan of our reports dated February 18, 2014 with respect to the consolidated financial statements of the Company for the year ended December 31, 2013 and the effectiveness of internal control over financial reporting of the Company, each of which is included in the Annual Report on Form 10-K of the Company for the year ended December 31, 2013 that was filed with the Securities and Exchange Commission on February 18, 2014.

/s/ Ernst & Young LLP

Chicago, Illinois
October 31, 2014